SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

JAKKS Pacific, Inc.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

47012E106
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong)

21/F Man Yee Building

68 Des Voeux Road, Central

Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,098,906 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,098,906 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,098,906 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.12%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,098,906 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,098,906 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,098,906 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.12%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,098,906 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,098,906 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,098,906 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.12%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 5 of 10 Pages

This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 3, 2015 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on September 29, 2015 ("Amendment No. 1"), by Amendment No. 2 filed with the SEC on October 27, 2015 ("Amendment No. 2"), by Amendment No. 3 filed with the SEC on December 27, 2016 ("Amendment No. 3"), by Amendment No. 4 filed with the SEC on January 27, 2017 ("Amendment No. 4"), by Amendment No. 5 filed with the SEC on November 8, 2017 ("Amendment No. 5") and by Amendment No. 6 filed with the SEC on July 26, 2018 ("Amendment No. 6") and by Amendment No. 7 filed with the SEC on May 16, 2019 ("Amendment No. 7," and the Original Schedule 13D as amended hereby and by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Shares"), of JAKKS Pacific, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 3, 4, 5, 6 and 7 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares by Oasis II Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $5,817,220 was paid to acquire the 1,098,906 Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 7, 2019 (the "Transaction Agreement Date"), the Issuer, certain of the Issuer's affiliates and subsidiaries, certain holders of the Issuer's 4.875% Convertible Senior Notes due 2020 (the "2020 Notes" and, such holders, the "Investor Parties"), and Oasis II Fund in its capacity as holder of $7,250,000 principal amount of 2020 Notes, the Note and the 2018 Exchange Note (collectively, the "Oasis Notes"), entered into a Transaction Agreement (the "Transaction Agreement"), pursuant to which, on August 9, 2018 (the "Closing Date"), the parties thereto consummated certain transactions relating to the restructuring, refinancing and recapitalization of the Issuer (the "Recapitalization").

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 6 of 10 Pages

The Recapitalization includes, among other things, (i) the amendment and restatement of the existing $21,550,000 aggregate principal amount of the Note and the existing $8,000,000 aggregate principal amount of the 2018 Exchange Note (together, the "Existing Oasis Notes"), (ii) the cancellation of $7,250,000 principal amount of 2020 Notes held by Oasis II Fund, in each case, for the New Oasis Notes (as defined below) and (iii) the entry by the Oasis II Fund into a Voting Agreement (as defined below) with the Issuer.

In connection with the Recapitalization, on the Closing Date, the Issuer issued to Oasis II Fund (i) amended and restated notes with respect to the $29,550,000 Existing Oasis Notes, and (ii) a new $8,000,000 Convertible Senior Note having the same terms as such amended and restated notes (collectively, the "New Oasis Notes"). Interest on the New Oasis Notes is payable on each May 1 and November 1 until maturity and accrues at an annual rate of (i) 3.25% if paid in cash or 5.00% if paid in stock plus (ii) 2.75% payable in kind. The New Oasis Notes mature 91 days after the amounts outstanding under the First Lien Loan (as defined in the New Oasis Notes) are paid in full, and in no event later than July 3, 2023.

The New Oasis Notes provide, among other things, that the initial conversion price is $1.00. The Issuer has the discretion to settle the conversion of the New Oasis Notes and to pay accrued interest thereon in stock, in cash and/or in a combination thereof, provided that any payment of interest in stock is contingent upon the satisfaction of certain equity conditions. Accordingly, the shares underlying the New Oasis Notes are not beneficially owned by the Reporting Persons. The conversion price will be reset on each February 9 and August 9, starting on February 9, 2020, 2020 (each, a "reset date") to a price equal to 105% of the 5-day VWAP preceding the applicable reset date. Under no circumstances shall the reset result in a conversion price below the greater of (i) the closing price on the trading day immediately preceding the applicable reset date and (ii) 30% of the stock price as of the Transaction Agreement Date and will not be greater than the conversion price in effect immediately before such reset. The Issuer may trigger a mandatory conversion of the New Oasis Notes if the market price exceeds 150% of the conversion price on the Closing Date for 20 consecutive days and certain equity conditions are satisfied. The Issuer may redeem the New Oasis Notes in cash if a person, entity or group acquires Shares, and as a result owns at least 49% of the Issuer's issued and outstanding Shares. Oasis II Fund may require repayment of the New Oasis Notes upon the occurrence of certain "Fundamental Changes," as such term is defined in the New Oasis Notes.

In the event approval of the Issuer's stockholders is required to issue shares to Oasis II Fund pursuant to the rules and regulations of Nasdaq, the terms of the New Oasis Notes provide that, until such stockholder approval is obtained (which approval the Issuer is obligated to seek on the terms set forth in the Transaction Agreement), limitations in the New Oasis Notes will prevent the Issuer from issuing to Oasis II Fund more than 19.9% of the Shares issued and outstanding prior to the Transaction Agreement Date. Oasis II Fund may not submit for conversion any part of the New Oasis Notes if the number of Shares issuable upon such conversion of the New Oasis Notes which, when added to all other Shares deemed to be beneficially owned by Oasis II Fund and its affiliates, would result in Oasis II Fund and its affiliates beneficially owning more than 4.99% of the issued and outstanding Shares.

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 7 of 10 Pages

In connection with issuing the New Oasis Notes, the Issuer and Oasis II Fund entered into an Amended and Restated Registration Rights Agreement, dated as of the Closing Date (the "Amended and Restated Oasis Registration Rights Agreement"), which amends and restates the Registration Rights Agreement and the 2018 Registration Rights Agreement, to reflect the New Oasis Notes and to accommodate the pari passu and pro rata registration rights of the Investor Parties with respect to the 5,853,002 Shares issued to the Investor Parties pursuant to the Transaction Agreement. Pursuant to the Amended and Restated Oasis Registration Rights Agreement, the Issuer has agreed to provide Oasis II Fund with customary registration rights with respect to any potential Shares the Issuer determines to issue pursuant to the terms of the New Oasis Notes.

Following the consummation of the Recapitalization, Alexander Shoghi will continue to serve as a director and was appointed as a member of the Audit and Compensation Committee of the Board.

In connection with the Recapitalization, on the Closing Date, the Issuer entered into a voting agreement with Oasis II Fund (the "Voting Agreement"). Pursuant to the terms of the Voting Agreement, Oasis II Fund has agreed to, among other things, vote any Shares it owns as of the applicable date of determination, as follows: (i) in favor of a proposal to amend the Issuer's Certificate of Incorporation (the "Certificate of Incorporation") to classify the board of directors of the Issuer (the "Board") into three classes, designated Class I, Class II and Class III, with staggered three-year terms, with Class I comprised of two Common Directors (as defined in the Issuer's Second Amended and Restated Bylaws (the "Second Amended and Restated Bylaws") attached as Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed with the SEC on August 9, 2019 (the "Form 8-K")) (with their terms expiring at the annual meeting of stockholders to be held in 2021), Class II comprised of three Common Directors, two of whom shall be the New Independent Common Directors (as defined in the Second Amended and Restated Bylaws) (with their terms expiring at the annual meeting of stockholders to be held in 2022), and Class III comprised of two Series A Preferred Directors (as defined in the Second Amended and Restated Bylaws) (with their terms expiring at the annual meeting of stockholders to be held in 2023), such classification to be effective as of the date of the annual meeting of stockholders to be held in 2020, or if later, the date of the stockholders' meeting at which the Classified Board Proposal is approved (the "Classified Board Proposal"); (ii) to cause the election to the Board of any New Independent Common Director nominee selected by the Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") in accordance with the Amended and Restated Nominating and Corporate Governance Committee Charter; and (iii) in favor of any proposed Liquidity Event (as defined in the Issuer's Certificate of Designations of the Issuer's Series A Senior Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock") filed as Exhibit 3.1 to the Form 8-K (the "Certificate of Designations")) approved by the Board if such Liquidity Event would result in the payment of the Liquidation Preference (as defined in the Certificate of Designations) to the holders of Series A Senior Preferred Stock.

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 8 of 10 Pages

In addition, the Voting Agreement contains certain restrictions on Oasis II Fund's ability to enter into voting agreements, trusts and proxies.  The Voting Agreement will terminate on the date upon which no shares of the Issuer's Series A Senior Preferred Stock remain outstanding.

The foregoing summaries of the Transaction Agreement, the New Oasis Notes, the Amended and Restated Registration Rights Agreement and the Voting Agreement (collectively, the "2019 Transaction Documents") are not intended to be complete and are qualified in their entirety by reference to the full texts of the 2019 Transaction Documents, which are referenced as Exhibits 9, 10, 11, 12, 13 and 14 to this Schedule 13D and are incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages hereto for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 35,265,075 Shares outstanding after giving effect to the consummation of the Recapitalization, as set forth in Section 3.04(b) of the Transaction Agreement.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons did not enter into any transactions in the Shares during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	August 9, 2019.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following :

As described in Item 4 hereto, Oasis II Fund is party to the Transaction Agreement, the Amended and Restated Registration Rights Agreement and the Voting Agreement and holds New Oasis Notes in the aggregate principal amounts of $37,550,000, which are attached hereto as Exhibits 9, 13, 14, 10, 11 and 12, respectively, and are incorporated herein by reference.

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 9:	Transaction Agreement, dated as of August 7, 2019 (incorporated by reference to Exhibit 10.1 to the Form 8-K).

Exhibit 10:	Amended and Restated Convertible Senior Note, issued to Oasis II Fund in the face amount of $21,550,000 (incorporated by reference to Exhibit 10.4 to the Form 8-K).

Exhibit 11:	Amended and Restated Convertible Senior Note, issued to Oasis II Fund in the face amount of $8,000,000 (incorporated by reference to Exhibit 10.5 to the Form 8-K).

Exhibit 12:	Convertible Senior Note, issued to Oasis II Fund in the face amount of $8,000,000 (incorporated by reference to Exhibit 10.6 to the Form 8-K).

Exhibit 13:	Amended and Restated Registration Rights Agreement, dated as of August 9, 2019 (incorporated by reference to Exhibit 10.7 to the Form 8-K).

Exhibit 14:	Voting Agreement, dated as of August 9, 2019.

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2019

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director

/s/ Seth Fischer
SETH FISCHER